UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 333-256665

MOXIAN (BVI) INC.

(Translation of registrant’s name into English)

Room 1202, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District,

Beijing 100020, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Non-Reliance on Previously Issued Financial Statements

The management of Moxian (BVI) Inc (the “Company”) and the Company’s independent registered public accounting firm determined that the Company’s Annual Report on Form 20-F (“20-F”) filed with the Securities and Exchange Commission on May 15, 2023 had been filed in error due to a miscommunication and was a draft rather than the final version of the report. Thus, the Company’s previously issued audited consolidated financial statements as of and for the period ended December 31, 2022 included in the 20-F (the “2022 Financial Statements”) should no longer be relied upon because the Company has concluded the 2022 Financial Statements contain errors regarding the amount of loss on the sale of a subsidiary and there could be further errors as a result in the Company’s income statement, balance sheet and cash flow statement.

Similarly, any press releases, earnings releases, and investor communications describing the Company’s financial performance for the above referenced period should no longer be relied upon.

The Company intends to release the restated consolidated financial statements for December 31, 2022, through an amended Annual Report on Form 20-F/A on or before May 18, 2023.

The Audit Committee has discussed the matters described above with management and Audit Alliance LLP, the Company’s independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moxian (BVI) Inc
(Registrant)

Date: May 16, 2023	By:	/s/ Wanhong Tan
	Name:	Wanhong Tan
	Title:	Chief Financial Officer (Principal Financial Officer)